June 5, 2006
Ms. Laurie A. Desmet
Chief Accounting Officer
PartnerRe Ltd.
Fifth Floor, Wellesley House South
90 Pitts Bay Road
Pembroke, HM 08, Bermuda

	Re:	PartnerRe Ltd.
      File No. 001-14536

Dear Ms. Desmet:

      In a letter dated May 26, 2006, which you provided in response to comments from the Division`s Staff , you request that the staff not object if PartnerRe Ltd. excludes the Channel Reinsurance Ltd. financial statements required by Rule 3-09 of Regulation S-X from its
Form 10-K for the year ended December 31, 2005. You note that PartnerRe acquired its interest in Channel Re in February 2004. You also note that the Rule 3-09 investment test for 2004 and 2005 was deminimus and that the income test significance was only met in 2005, which in your view was a year of extraordinary large losses stemming from Hurricanes Katrina, Rita, and Wilma. You acknowledge that the five year income averaging computational note to Rule 1-02(w) of Regulation S-X only applies to registrants that have income in their most recently completed fiscal year, but you believe the application of this computational note shows the true substance of the Channel Re investment on PartnerRe`s operations. You cite the inherent volatility in the insurance and reinsurance industry and the significance of the 2005 catastrophic losses as basis for this belief.
Finally, you note that PartnerRe is considering entering the capital markets as soon as market conditions allow and you note the Staff`s history of support for the insurance and reinsurance industry in the aftermath of catastrophic events, most recently as relates to companies impacted by Hurricanes Katrina, Rita and Wilma.

      We do not believe the information provided in your letter provides a sufficient basis for us to grant your request. In order to provide consistent application of Rule 3-09 of Regulation S-X for all registrants, we do not permit income averaging for registrants that have losses in their most recently completed fiscal year. Notwithstanding the apparent significance evidenced by this quantitative test, we have also considered the qualitative factors you cited. While not diminishing in any way the devastating effects of these hurricanes, it is not clear that they are one-time events. Also, insurance and reinsurance loss events are likely to occur every period and companies and investors may differ as to which loss events involve a "significant and unusual level of losses." In the circumstances you describe, we believe fair and consistent application of Rule 3-09 can best be achieved by providing financial statements of an equity investee when the prescribed significance is met. We have also considered the historical relief you cite, including the Commission`s September 15, 2005 Order providing emergency regulatory relief and the administrative steps announced on October 4, 2005, but are unable to discern from your letter the unique facts and circumstances that would warrant such relief, particularly in light of the limited scope and time period to which such relief related.

      If you have any questions regarding this letter, please call me at 202.551.3516.

						Sincerely,



						Todd E. Hardiman
						Associate Chief Accountant
Ms. Laurie A. Desmet
Chief Accounting Officer
PartnerRe Ltd.
June 5, 2006
Page 2